07000791

UNITED STATES
:CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YYY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Upstream Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Boylston Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Benedek — 617-266-7991 x 110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.
(Name – if individual, state first, last, middle name)

11 Vanderbilt Avenue	Norwood	MA	02062
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 0 5 2007
WASH D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, Michael Benedek ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Upstream Securities LLC , as of December 31 , 20 06 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

LUSANA FREITAS MARTINS
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 14, 2013

Signature

CFO

Title

Notary Public

MICHAEL P. BENEDEK
proved his/her identification with satisfactory
were DL S24972963 and swore/affirm
ached document's contents are truthful and accurate to
best of his/her belief this 30 day of 01 , 2007
Signature

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UPSTREAM SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the sole Member of
Upstream Securities LLC

We have audited the accompanying statement of financial condition of Upstream Securities LLC (the Company) as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Upstream Securities LLC as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles, generally accepted in the United States of America.

Larry D. Liberfarb, PC
Norwood, Massachusetts
January 11, 2007

UPSTREAM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$	16,891
Other assets		240
	$	17,131

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Payable to parent	$	7,689
Member's Equity:		
Capital contributed		40,000
Accumulated deficit		(30,558)
Total Member's Equity		9,442
Total Liabilities and Members' Equity	$	17,131

The accompanying notes are an integral part of these financial statements.

UPSTREAM SECURITIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues	$ -
Expenses:	
Employee compensation and benefits	13,620
Occupancy	3,960
Other expenses	11,755
	29,335
Net loss	$ (29,335)

The accompanying notes are an integral part of these financial statements.

UPSTREAM SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Captal Contributed	Accumulated Deficit	Total
Balance at January 1, 2006	$ 15,000	$ (1,223)	$ 13,777
Additional capital contribution	25,000	0	25,000
Net loss	0	(29,335)	(29,335)
Balance at December 31, 2006	$ 40,000	$ (30,558)	$ 9,442

The accompanying notes are an integral part of these financial statements.

UPSTREAM SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income (loss)	$ (29,335)
Adjustments to reconcile net income to net cash flow from operating activities:	-
(Increase) Decrease in operating assets	
Increase in Other assets	(240)
Increase (Decrease) in operating liabilities:	
Increase in Payable to parent	6,492
Net cash from operating activities	(23,083)
Cash flows from financing activities:	
Capital contributions	25,000
Increase in cash	1,917
Cash at beginning of year	14,974
Cash at end of year	$ 16,891

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

UPSTREAM SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

The Company was organized in the State of Delaware on September 23, 2004 and is a wholly owned subsidiary of Upstream Technologies LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD).

Income Taxes:

Income taxes are not reflected in the accompanying financial statements as the Company is included in the consolidated income tax return filed by the Parent. The Parent is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the Parent are taxed on their proportionate share of the taxable income.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties:

The future viability of the Company is dependent on the Parent's ability to successfully continue its planned operations. The Parent is subject to a number of risks common to companies in developing industries including, but not limited to, an evolving business model, a limited operating history, market acceptance of new solutions and services, dependence on key personnel and the Parent's ability to manage its expenditures in order to maintain positive cash and working capital through the year ending December 31, 2007. The financial statements do not include any adjustments that might result from the potential effects of these uncertainties.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an overhead expense and service agreement with the Parent, whereby the Parent will provide and charge the Company all necessary business operation functions. These services include, but are not limited to: rent and facilities expenses, financial management, tax return preparation and filings, public relations, legal services, information systems, human resources and other corporate and administrative services. At December 31, 2006 the Company owed the Parent $7,689. During fiscal year 2006 the Company reimbursed it's parent $23,131 for operating expenses paid on it's behalf. Since the Company is a 100% subsidiary of Upstream Technologies, LLC, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $9,202, which was $4,202 in excess of its required net capital of $5,000. The Company's net capital ratio was .84 to 1.

UPSTREAM SECURITIES LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2006

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the sole Member of
Upstream Securities LLC

We have audited the accompanying financial statements of Upstream Securities LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated January 11, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry D. Liberfarb, PC

Norwood, Massachusetts
January 11, 2007

SCHEDULE I

UPSTREAM SECURITIES LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

AGGREGATE INDEBTEDNESS:		
Payable to parent	$ 7,689	
NET CAPITAL:		
Member's capital		$ 9,442
ADJUSTMENTS TO NET CAPITAL		
Other assets		(240)
NET CAPITAL AS DEFINED		9,202
NET CAPITAL REQUIREMENT:		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT:		$ 4,202
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.84%

Reconciliation with Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 9,202
Net audit adjustments	240
Increase in non-allowables and haircuts	(240)
Net capital per above	$ 9,202

SCHEDULE II

UPSTREAM SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2006

Upstream Securities LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities except for mutual funds which are processed through a special account for the exclusive use of customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, PC

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 11, 2007

END